Exhibit 12
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2013 (a)	2012 (a)	2011 (a)	2010 (a)	2009 (a)
Earnings, as defined:
Income (Loss) from Continuing Operations Before
Income Taxes (b)	$(420)	$665	$1,061	$860	$(77)
Adjustments to reflect earnings from equity method
investments on a cash basis			1	7	1
	(420)	665	1,062	867	(76)

Total fixed charges as below	226	238	259	426	364
Less:
Capitalized interest	35	37	38	27	42
Interest expense and fixed charges related to
discontinued operations	14	12	6	169	115
Total fixed charges included in Income (Loss) from
Continuing Operations Before Income Taxes	177	189	215	230	207

Total earnings	$(243)	$854	$1,277	$1,097	$131

Fixed charges, as defined:
Interest charges (c)	$207	$214	$223	$387	$321
Estimated interest component of operating rentals	19	24	36	38	42
Fixed charges of majority-owned share of 50% or
less-owned persons				1	1

Total fixed charges (d)	$226	$238	$259	$426	$364

Ratio of earnings to fixed charges (b)	(1.1)	3.6	4.9	2.6	0.4

(a)
Certain line items for the years 2009 through 2013 have been adjusted to reflect the reclassification of the operating results of the Montana hydroelectric generating facilities as Discontinued Operations as a result of the sale of these facilities in November 2014.  See Note 5 to the Financial Statements for additional information.

(b)
To facilitate the sale of the hydroelectric generating facilities referred to in (a) above, PPL Montana terminated a lease agreement in December 2013 that resulted in a $697 million charge.  See Note 4 to the Financial Statements for additional information on the lease termination.  As a result of the lease termination and the reclassification of operating results as Discontinued Operations (referred to in (a) above), earnings for 2013 were lower, which resulted in less than one-to-one coverage.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $469 million.

As a result of PPL Energy Supply's 2011 distribution of its interest in PPL Global to PPL Energy Funding and related reclassification of PPL Global's operating results as Discontinued Operations and the reclassification referred to in (a) above, earnings for 2009 were lower, which resulted in less than one-to-one coverage.  The amount of the deficiency, or the amount of fixed charges in excess of earnings, was $233 million.

(c)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.